UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2004

PREMIER BRANDS FOODS PLC

(formerly Premier Foods plc and
Premier International Foods plc)

(Translation of registrant’s name into English)

28 The Green
Kings Norton
Birmingham
B38 8SD
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.) Yes ☐ No ☑

SIGNATURES
EXHIBIT INDEX
For Release in the United States

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: July 20, 2004

Premier Brands Foods plc

By: /s/ Paul Thomas

Name: Paul Thomas
Title: Group Finance Director

EXHIBIT INDEX

Exhibit	Description
99.1	Notice to holders of Premier Brands Foods plc (formerly Premier Foods plc) senior notes, dated July 20, 2004, relating to pricing of capital raising.

July 20, 2004

For Release in the United States

NOTICE TO HOLDERS OF PREMIER BRANDS FOODS PLC (FORMERLY PREMIER FOODS PLC)
SENIOR NOTES

Premier Brands Foods plc (formerly Premier Foods plc) announces to holders of its Sterling-Denominated and Dollar-Denominated Senior Notes due 2009 (the “Notes”) that Premier Foods plc, a company recently incorporated under the laws of England and Wales, has announced pricing of its initial public offering to institutional investors (the “Global Offer”), which includes a primary offering of approximately £118 million (gross proceeds) as well as a secondary equity offering. Premier Foods plc has recently become the new ultimate holding company of Premier Brands Foods plc. Premier Foods plc has informed us that it expects to provide our subsidiary Premier Financing Limited (“Premier Financing”) with the net proceeds of the primary offering (approximately £106 million) primarily to be used to repay existing indebtedness.

At completion of the Global Offer, Premier Financing expects to enter into new senior bank facilities of approximately £380 million, a portion of which would be used to refinance the remainder of its existing Senior Credit Facility and Acquisition Facility. A separate tranche of the new facility would be available solely for use in redeeming the Notes.

Closing of the Global Offer is expected on July 23, 2004.

THIS ANNOUNCEMENT DOES NOT CONTAIN OR CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES REFERRED TO ABOVE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICATION EXEMPTION FROM REGISTRATION REQUIREMENTS.

THIS ANNOUNCEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. PREMIER UNDERTAKES NO OBLIGATION PUBLICLY TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT AS MAY BE REQUIRED BY LAW. STABILISATION/FSA.